

December 19, 2013

Via Email
Mr. Lynn Amos
Chief Financial Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, North Carolina 28277

>   **Re: Polypore International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 29, 2012**
>   **Filed February 26, 2013**
>   **Form 10-Q for Fiscal Quarter Ended September 28, 2013**
>   **Filed November 5, 2013**
>   **Response Letter Dated December 3, 2013**
>   **File No. 1-32266**

Dear Mr. Amos:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Electronics and EDV's page 35

1.   We have read your response to prior comment 1, in our letter to you dated November 13, 2013, in which you indicate that you have total production capacity sufficient to generate approximately $400.0 million in annual lithium battery separator sales, depending on the mix of products and grades produced, which represents approximately twice as much annual production capacity in 2012 as compared to 2011. However, it is unclear what

your production capacity was in 2011. Please expand your disclosure accordingly. In addition, as requested in our prior comment, expand your disclosure to discuss how segment sales dollars, sales volume, and gross margin changed as a result of new capacity added in each year presented.   Provide proposed revisions with your response.

Form 10-Q for Fiscal Quarter Ended September 28, 2013

Comparison of the three months ended September 28, 2013 with the three months ended September 29, 2012, page 25

2.   We have read your response to prior comment 2 and note that you did not provide proposed revisions with your response. Please provide the disclosures you would have included in the Electronics and EDV's comparison of operating results for the three months ended September 28, 2013, to the three months ended September 29, 2012, to comply with our comment.

3.   We have read your response to prior comment 3 in which you indicate that for consumer electronics, sales volumes were lower due to weakness in end-market demand (such as laptop computers). Please show us how you will expand your disclosure to explain why the end-market demand for laptop computers, and other consumer electronics if applicable, declined.

Closing Comments

        You may contact Tracie Towner at (202) 551-3744, or Jeanne Baker at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3355 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien

                                        Terence O'Brien
                                        Branch Chief